UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107(1)

(CUSIP Number)

David Kimelberg

SoftBank Inc.

38 Glen Avenue

Newton, Massachusetts 02459

(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

CUSIP No. 16938G 107	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SB ASIA INFRASTRUCTURE FUND L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,885,820 (1)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 5,885,820 (1)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(2)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SB ASIA PACIFIC PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
7	SOLE VOTING POWER 5,885,820 (3)(4)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (3)(4)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (5)
14	TYPE OF REPORTING PERSON (see instructions) PN

(3)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(4)	Solely in its capacity as the sole General Partner of SB Asia Infrastructure Fund L.P. (the “Fund”).
(5)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SB ASIA PACIFIC INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
7	SOLE VOTING POWER 5,885,820 (6)(7)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (6)(7)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (6)(7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (8)
14	TYPE OF REPORTING PERSON (see instructions) CO

(6)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(7)	Solely in its capacity as the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(8)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ASIA INFRASTRUCTURE INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
7	SOLE VOTING POWER 5,885,820 (9)(10)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (9)(10)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (9)(10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (11)
14	TYPE OF REPORTING PERSON (see instructions) CO

(9)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(10)	Solely in its capacity as the sole shareholder of SB Asia Pacific Investments Limited, which is the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(11)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SB FIRST SINGAPORE PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
7	SOLE VOTING POWER 5,885,820 (12)(13)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (12)(13)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (12)(13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (14)
14	TYPE OF REPORTING PERSON (see instructions) CO

(12)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(13)	This figure represents Ordinary Shares and ADS units held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole General Partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited, which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd.
(14)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
7	SOLE VOTING POWER 5,885,820 (15)(16)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (15)(16)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (15)(16)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (17)
14	TYPE OF REPORTING PERSON (see instructions) CO

(15)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(16)	This figure represents Ordinary Shares and ADS units held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited, which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd., the sole shareholder of which is SoftBank Corp.
(17)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RONALD D. FISHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
7	SOLE VOTING POWER 5,885,820 (18)(19)
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 5,885,820 (18)(19)
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,820 (18)(19)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (20)
14	TYPE OF REPORTING PERSON (see instructions) IN

(18)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(19)	This figure represents Ordinary Shares and ADS units held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole General Partner of which is SB Asia Pacific Investments Limited, of which Mr. Fisher is the sole director.
(20)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

CUSIP No. 16938G 107	13D	Page 9 of 13 Pages

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2009 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on February 3, 2009 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on March 17, 2009 (“Amendment No. 2”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1 and Amendment No. 2 , remains in full force and effect. Terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, each reporting person beneficially owns, in the aggregate, 5,885,820 Ordinary Shares, which represent, in the aggregate, beneficial ownership of approximately 9.96% of the total number of Ordinary Shares outstanding. The percentages reported in this Schedule 13D are based upon 59,112,362 ordinary shares of the issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
The Fund (21)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
SB Asia Pacific Partners L.P. (the “GP”) (22)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
SB Asia Pacific Investments Limited (“SB Investments”) (23)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
Asia Infrastructure Investments Limited (“Asia Investments”) (24)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
SB First Singapore Pte. Ltd. (“SB Singapore”) (25)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
SoftBank Corp. (“SoftBank”) (26)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A
Ronald D. Fisher (27)(28)(29)	5,885,820	9.96%	5,885,820	N/A	5,885,820	N/A

CUSIP No. 16938G 107	13D	Page 10 of 13 Pages

(21)	Listed shares held of record by the Fund.
(22)	Listed shares held of record by the Fund. The GP is the sole General Partner of the Fund.
(23)	Listed shares held of record by the Fund. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund.
(24)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General partner of the GP, which is the sole General Partner of the Fund.
(25)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore.
(26)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. SoftBank is the sole shareholder of SB Singapore.
(27)	Listed shares held of record by the Fund. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Mr. Fisher is the sole director of SB Investments.
(28)	Represents 3,496,932 Ordinary Shares and 2,388,888 ADS units.
(29)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013.

(c)

Trade Date	Number of Ordinary Shares sold	Price per Ordinary Share
11/05/2013	6,000,000	$2.10

Except as set forth herein, each reporting person does not have beneficial ownership of, and has not engaged in any transactions in any Ordinary Shares of the Issuer in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 5, 2013, the Fund entered into a China Digital TV Share Purchase Agreement (the “Share Purchase Agreement”) with Glories Global Limited (“Glories Global”), SummitVista Group Limited (“SummitVista”), Smart Live Group Limited (“Smart Live”), Polar Light Group Limited (“Polar Light” and, together with Glories Global, SummitVista and Smart Live, the “Purchasers”), Jianhua Zhu (“Mr. Zhu”) and Zengxiang Lu (together with Mr. Zhu, the “Founders”). Pursuant to the Share Purchase Agreement, the Fund agreed to sell 6,000,000 Ordinary Shares to the Purchasers for an aggregate purchase price of US$12,600,000, representing a per share price of US$2.10. The agreement provides that completion of the sale and purchase will take place on November 15, 2013, or such other date as may be agreed by the Fund and the Purchasers (the “Payment Date”).

The Share Purchase Agreement also provides that if, within one year after the Payment Date, a Purchaser or a Founder purchases or enters into an agreement to purchase either Ordinary Shares or ADS units of the Issuer at a weighted average price higher than US$2.10 per Ordinary Share (the “Third Party Purchase Price”), in one or more privately-negotiated transactions or other transactions that are not ordinary brokerage transactions (“Off-Market Transactions”) from one or more parties that are institutional investors (subject to certain limited exceptions), and either (i) the aggregate number of Ordinary Shares or ADS units subject to such purchase or purchases is greater than two percent of the total number of Ordinary Shares outstanding or (ii) as of the completion of the purchase and sale under the Share Purchase Agreement, such institutional investor owns more than five percent of the Ordinary Shares (or its ADS unit equivalents), then such Purchaser or Founder, as applicable, shall pay the Fund an amount equal to the product of 6,000,000 and the amount by which the Third Party Purchase Price exceeds US$2.10 per Ordinary Share.

CUSIP No. 16938G 107	13D	Page 11 of 13 Pages

In addition, if, within one year after the Payment Date, a Purchaser owns a number of Ordinary Shares and/or ADS units that is lower than the number of Ordinary Shares and/or ADS units acquired by it under the Share Purchase Agreement, and such Purchaser sold Ordinary Shares or ADS units where the weighted average price of all sales is higher than US$2.10 per Ordinary Share (the “Third Party Sale Price”), then such Purchaser shall pay an amount to the Seller equal to the product of (i) the difference between the lowest number of Ordinary Shares and/or ADS units owned on any given day by such Purchaser during the one year period after the Payment Date and the number of Ordinary Shares acquired by such Purchaser under the Share Purchase Agreement and (ii) the amount by which the Third party Sale Price exceeds US$2.10.

The Share Purchase Agreement is filed as Exhibit 99.3 hereto. Reference is made to such Exhibit for the complete terms of the Share Purchase Agreement.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons (previously filed as an exhibit to the Original 13D and incorporated herein by reference).

99.2	First Amended and Restated Shareholders Agreement of the Issuer, dated September 13, 2007, by and among the Issuer, the Fund and certain other shareholders parties thereto (previously filed as an exhibit to the Issuer’s Registration Statement on Form F-1 (File No. 333-146072) and incorporated herein by reference thereto).

99.3	China Digital TV Share Purchase Agreement, between the Fund and the purchasers and founders parties thereto, dated November 5, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SB ASIA INFRASTRUCTURE FUND L.P. by SB Asia Pacific Partners L.P., its General Partner by SB Asia Pacific Investments Limited, its General Partner

By: /s/ Ronald D. Fisher Name: Ronald D. Fisher Title: Director

CUSIP No. 16938G 107	13D	Page 12 of 13 Pages

SB ASIA PACIFIC PARTNERS L.P.

by SB Asia Pacific Investments Limited, its General Partner

By:

/s/ Ronald D. Fisher

Name:

Ronald D. Fisher

Title:

Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher

Name:

Ronald D. Fisher

Title:

Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher

Name:

Ronald D. Fisher

Title:

Director

SB FIRST SINGAPORE PTE. LTD.

By:

/s/ Joshua O. Lubov

Name:

Joshua O. Lubov

Title:

Director

SOFTBANK CORP.

By:

/s/ Ronald D. Fisher

Name:

Ronald D. Fisher

Title:

Attorney-in-Fact

RONALD D. FISHER

/s/ Ronald D. Fisher

Name: Ronald D. Fisher

CUSIP No. 16938G 107	13D	Page 13 of 13 Pages

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons (previously filed as an exhibit to the Original 13D and incorporated herein by reference).

99.2	First Amended and Restated Shareholders Agreement of the Issuer, dated September 13, 2007, by and among the Issuer, the Fund and certain other shareholders parties thereto (previously filed as an exhibit to the Issuer’s Registration Statement on Form F-1 (File No. 333-146072) and incorporated herein by reference thereto).

99.3	China Digital TV Share Purchase Agreement, between the Fund and the purchasers and founders parties thereto, dated November 5, 2013.